United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Subject: Anti-Corruption. Cluster: Corporate. ID: POL-0016-G / Version: 03 Use: Public. Resolution: DCA – 028/2025. Issued on: 10/30/2025. Responsible: Audit and Compliance Department. Revision by: 10/30/2030. - 1 of 7 - Corporate Policy 1. Purpose Establish the anti-corruption guidelines of Vale's Ethics & Compliance Program, reinforcing the culture of integrity and the commitment to compliance with the main requirements of the anti-bribery and anti-corruption laws of the jurisdictions and countries where Vale S.A. ("Vale" or "Company") and its Subsidiaries do business. 2. Scope This Policy applies to Vale, its Subsidiaries and non-business entities wholly or partially maintained by Vale1, in Brazil and in other countries, always observing the Bylaws, the constitutional documents and the applicable legislation. The adoption of the General Guidelines of this Policy is encouraged in the other companies in which Vale holds an equity interest. All Employees and members of Key Management Personnel must comply with this Policy and related normative documents, even if the country in which they work or reside has more lenient rules or practices that allow or tolerate conduct contrary to this Policy. On the other hand, local legislation must be observed if it is more rigorous, and if there is a divergence between these rules, the most restrictive will prevail. 3. References • POL-0001-G – Code of Conduct. • POL-0002-G – Authority Policy. • POL-0009-G – Risk Management Policy. • POL-0024-G – Socioenvironmental and Institutional External Expenditures Policy. • POL-0041-G – Misconduct Management Policy. • POL-0048-G – Conflict of Interest Management Policy. • Principles of Conduct for Third Parties. • U.S. Foreign Anti-Corruption Practices Act (FCPA). • Brazilian Anti-Corruption Law (Law No. 12,846/2013). • UK Bribery Act 2010. 4. Definitions Anything of Value: Cash, Gifts, Hospitality, sponsorships, donations, job opportunities, goods, or properties. It can also include intangible benefits, such as insider information and tips2, which are prohibited practices. Clients: Any purchaser, including its intermediaries, of goods or services from Vale, its Subsidiaries or non-business entities maintained in whole or in part by Vale. Membership: Financial support provided to institutions such as associations, professional entities, unions, and affiliations, with the goal of obtaining business-related benefits. These may include strategic partnerships, institutional representation, industry advocacy, service discounts, among others. Corruption: A form of dishonest, unethical or illegal conduct that constitutes the abuse of power or authority, involving the exchange of an Improper Advantage with a Government Official (public corruption) or with any other person (private corruption), often to acquire a certain personal benefit. 1 The definitions of Subsidiaries and non-business entities are set forth in the Vale Group Business and Entity Management Policy (POL-0043-G). 2 Confidential information that may affect the value of company shares, such as news of mergers, acquisitions or sales of subsidiaries, planned offer or sale of company securities, etc - 2 of 7 - Anti-Corruption Policy DCA 028/2025 Rev.: 03 - 10/30/2025 POL-0016-G PUBLIC Per Diem: Payments in cash (normally calculated on a daily basis) that genuinely estimate the reasonable cost of travel, meals and accommodation, used to cover expenses related to attending a business meeting or event. Anti-Corruption Due Diligence: Assessment of the risk of corruption of a Third Party through publicly available information and that may occur before and/or after entering into a business relationship with Vale. Employees: Any employee, permanent or temporary, interns, young apprentices and/or trainees. Suppliers: Any suppliers of goods and/or service providers, including but not limited to consultants, agents, sales representatives, political advisors, brokers, intermediaries, among others. Government Official: Is not just an elected official and includes: (a) any officer, employee, agent or representative of a government, of a state-owned or only partially state-owned company, or any person who performs public functions on behalf of these entities; (b) any member of an assembly or a committee, or employee given authority under applicable laws or regulations to assist in the performance of public functions, such as modifying or drafting laws or regulations; (c) an employee of the legislative, executive or judicial branches, whether elected or appointed; (d) an officer or employee of a governmental agency or regulatory authority; (e) an officer, employee or person holding an office in a political party or candidate for political office; (f) an individual who holds any official position, ceremonial or otherwise, whether appointed or inherited, that works with a government or any government agency; (g) an officer or employee of an international organization, such as the United Nations, World Bank or International Monetary Fund; (h) a person who is, or identifies him/herself as, an intermediary acting on behalf of a government official; (i) a person who, although not a public official, should be treated as a public official, as determined by applicable law; and (j) a person who, although temporary or unpaid, holds a position or employment in public office. Hospitality: Includes meals and beverages, seminars, receptions, social events and entertainment involving a Third Party used to promote Vale and its business. Facilitation Payment: Any payment to either expedite or secure the performance of a routine governmental action by a Government Official. These can relate to a variety of government actions, such as: (a) inspection of goods, release of goods, temporary import permits or classification of a product; (b) granting permits, licenses, certifications; (c) providing protection and security services; (d) issuing visas, residency and work permits, medical certifications; or (e) releasing tax or VAT refunds. Key Management Personnel: For the purposes of this Policy, these are the members of the Board of Directors, the Advisory Committees to the Board of Directors, the Executive Committee, members of the Fiscal Council and the executives who report directly to the Company's Board of Directors and the non-statutory Executive Vice Presidents who report to the President. Gifts: Items offered to or received from a Third Party without receiving anything in return. Bribery: An offer, promise, payment, or grant of Anything of Value in an effort to improperly induce a Government Official or any other person to give or retain an Improper Advantage, or a request, agreement to receive, or acceptance of Anything of Value, in return for, as a reward for, or in anticipation of, a relevant function or activity being performed improperly by, a Government Official or any other person or entity. Third Parties: Any individual, company, or entity that Vale does business with, including Suppliers, Clients, business partners, and recipients of Socioenvironmental and Institutional External Expenditures3. Improper Advantage: An advantage or benefit a company or entity or individual obtains as a result of bribing a Government Official or a private individual. 3 The definition of "External Expenditures" is established in the Socioenvironmental and Institutional External Expenditures Policy, "POL-0024-G". - 3 of 7 - Anti-Corruption Policy DCA 028/2025 Rev.: 03 - 10/30/2025 POL-0016-G PUBLIC 5. General Guidelines Vale is committed to doing business with integrity, which means having zero tolerance for Bribery and Corruption, prohibiting them in all their forms. The Company complies with all applicable anti-corruption laws, including the U.S. Foreign Anti-Bribery Practices Act (FCPA), the Brazilian Anti-Corruption Law (Law No. 12,846/2013), the UK Bribery Act 2010 and the local laws of each country in which it does business. Therefore, under no circumstances should anyone, directly or indirectly, offer, promise, give, authorize, request, accept, or agree to receive any payment, benefit, or Anything of Value from or to a Government Official, or any other person or entity, with the intent of obtaining an Improper Advantage. Furthermore, the following anti-corruption rules must always be observed and put into practice. Vale recognizes that external events may require the hiring of Suppliers or the execution of Socioenvironmental and Institutional External Expenditures on an emergency basis. Even in such situations, the rules of this Policy and the applicable normative documents must be observed, as well as the necessary approvals. 5.1 Anti-Corruption Rules Socioenvironmental and Institutional External Expenditures: • Socioenvironmental and Institutional External Expenditures cannot be made or offered to obtain an Improper Advantage. These expenditures must comply with this Policy and with the Socioenvironmental and Institutional External Expenditures Policy "POL-0024-G", respecting the limits, rules, approvals and prohibitions established in Vale's normative documents, including the Authority Policy "POL-0002-G". Contributions and Political Involvement: • Political contributions to candidates or political parties and/or any type of political involvement on behalf of Vale are prohibited. No donation or contribution to political movements, including those organized in parties, and to their representatives, candidates or election campaigns may be made, directly or indirectly, on behalf of the Company. Connections with Government Officials: • Employees and members of Key Management Personnel must act transparently by disclosing any conflict of interest involving Government Officials, as set out in the Conflict of Interest Management Policy "POL-0048-G". Political Participation in a Private Capacity: • Vale recognizes the right of its Employees and members of Key Management Personnel to participate in the political process in a private capacity, provided that such participation is compatible with their professional responsibilities at Vale and does not involve any conflict of interest. • Leave, whether paid or unpaid, will not be granted to Employees who want to support a party, a political candidate, or run for office. • The Company also does not allow the use of workplace locations or other company resources for political campaigns, fundraising, or political purposes. • With regard to Employees, these rules are subject to the application of local labor laws and/or the terms of collective bargaining agreements. Meetings with Government Officials: • Before holding a meeting with any Government Official, Employees must certify that they have authorization to represent Vale. The members of the Board of Directors and the Executive Committee must observe their duties as set forth in the Bylaws and Internal Regulations. • As a good practice, it is recommended that more than one Vale representative attend meetings with any Government Official. Additionally, whenever possible, these interactions should be documented, identifying all participants (including Third Parties), the topics discussed, and the decisions made, in accordance with the Company’s policies and standards, especially those related to approval levels. In exceptional cases of informal - 4 of 7 - Anti-Corruption Policy DCA 028/2025 Rev.: 03 - 10/30/2025 POL-0016-G PUBLIC interactions, it is also recommended to produce some form of record4 based on participants’ reports, which should be shared with the other party involved. All documents must be preserved. Gifts, Hospitality and Travel involving Government Officials: • Gifts and Hospitality should never be offered or received to obtain or grant an Improper Advantage. They can be offered to or received from Government Officials, provided they comply with the limits and approval rules outlined in the Ethics & Compliance Program internal documents. • It is prohibited to give or receive Gifts in cash (or equivalents such as gift cards) to or from a Government Official or any other person. • Vale may pay travel expenses of Government Officials, as long as they are related to the Company's business, with prior approval from the Corporate Integrity area and in accordance with the internal documents of the Ethics & Compliance Program, as well as with the rules and limits applicable to Vale's travel. • Per Diem to Government Officials may be allowed in extremely limited cases, where local law permits and with prior approval from Corporate Integrity. Suppliers and Third Parties: • Appropriate Anti-Corruption Due Diligence must be performed on Third Parties and on all transactions involving acquisitions of new businesses, with the aim of identifying possible red flags that indicate that the Third Party has acted or may act corruptly. • Employees and Key Management Personnel must not request that a Third Party perform any action that Vale is prohibited from undertaking. No Anything of Value should be given, directly or indirectly, to a Third Party with the knowledge that all or part of the payment will be offered, given, or promised to a Government Official – or to any other person – with the intent to corrupt. • Employees and members of Key Management Personnel shall not solicit, agree to receive or accept Anything of Value from any person through a Third Party for the purpose of Corruption. • Employees and members of Key Management Personnel must always be vigilant for red flags throughout the business relationship. Red flags can come in a variety of forms, such as through rumors or news about the company or individuals, including Politically Exposed Persons (PEP)5, through requests made by the Third Party that do not appear to be connected to a legitimate purpose, or through other unusual or unexpected conduct. Any red flag identified should be reported to Corporate Integrity. • Third parties who represent, act on behalf of or for the benefit of Vale, directly or indirectly, must act in accordance with this Policy and the Principles of Conduct for Third Parties. Training: • Employees and Key Management Personnel Members must attend Ethics & Compliance Program training actions indicated by Corporate Integrity. Failure to participate in these trainings may lead to the application of consequences, as set forth in the Misconduct Management Policy, "POL-0041-G". • Vale may also, upon recommendation from the Corporate Integrity area, require Third Parties to participate in specific training actions of the Ethics & Compliance Program. In such cases, the Third Party is responsible for ensuring that individuals with the appropriate profile attend the training. Facilitation Payments: • Facilitation payments are prohibited. No extra payments to a Government Official shall be made, directly or indirectly, for the purpose of speeding up or ensuring the execution of routine government actions by a Government Official. 4 The record may be made through electronic forms, minutes, or memorandum documents, as applicable. 5 Politically exposed persons (PEP) are individuals who hold public positions and functions listed in the Anti-Money Laundering and Counter-Terrorism Financing regulations issued by regulatory and supervisory authorities. - 5 of 7 - Anti-Corruption Policy DCA 028/2025 Rev.: 03 - 10/30/2025 POL-0016-G PUBLIC Duty to Report: • All Employees, members of Key Management Personnel and Third Parties must immediately report any suspected or possible violation of this Policy or any related document to Vale's Whistleblower Channel or to Corporate Integrity. Reporting must also be done if approached, directly or indirectly, to be involved in any corrupt activity or Bribery; or if the existence of corrupt activity or Bribery is suspected. Cooperation: • Employees and members of Key Management Personnel must fully cooperate with investigations conducted by Vale regarding issues or conduct related to anti-corruption guidelines and rules and must maintain the confidentiality of the information being investigated. 6. Governance Vale's Ethics & Compliance Program is structured to prevent, detect and correct misconduct, including potential violations of the anti-corruption rules described in this Policy. The Audit and Compliance Department, responsible for the Ethics & Compliance Program, reports directly to Vale's Board of Directors, is supervised by the Audit and Risks Committee, and works in coordination with the Conduct and Integrity Committee. The Chief Audit and Compliance Officer must inform the Board of Directors, whenever necessary, either directly or indirectly through the appropriate Advisory Committee, of potential violations of anti-corruption rules in accordance with Vale’s internal regulations. 7. Responsibilities Board of Directors: • To approve this Policy and its amendments, at the proposal of the Executive Committee and recommendation of its competent Advisory Committee. • Assess the effectiveness of the integrity and compliance system, including with regard to anti-corruption laws and the guidelines of Vale’s Ethics & Compliance Program. Audit and Risks Committee: • Ensure, through its responsibilities established in the Bylaws and its Internal Regulations, that Vale’s Chief Audit and Compliance Officer has the independence and appropriate resources to lead the Company’s Ethics & Compliance Program. • Evaluate the compliance strategy and guidelines and oversee the activities of Vale’s Ethics & Compliance Program, monitoring its independence, effectiveness, and the adequacy of its structure, and propose to the Board of Directors any actions necessary to improve it. Competent Advisory Committees to the Board of Directors: • To advise the Board of Directors in the exercise of its duties, in all matters related to this Policy, in accordance with the attributions of the Internal Regulations of the respective Committees. • To recommend the approval of this Policy and its amendments, according to competences, by proposal of the Executive Committee. Audit and Compliance Department: • Manage the implementation, monitoring, and enforcement of this Policy through Vale’s Ethics & Compliance Program, as well as oversee and coordinate the activities of Corporate Integrity and the Whistleblower Channel. • Establish and maintain effective controls for managing corruption-related risks. • Conduct risk analyses related to Socioenvironmental and Institutional External Expenditures, Memberships, Gifts and Hospitality, Due Diligence of Suppliers and Third Parties6 and conflicts of interest involving Government Officials, the latter observing the Conflict of Interest Management Policy. 6 Some Third Parties or business opportunities may be subjected to an additional level of Anti-Corruption Due Diligence. The level, extent and form of request will be defined by Corporate Integrity, based on the normative documents of the Ethics & Compliance Program and the risk associated with the transaction. - 6 of 7 - Anti-Corruption Policy DCA 028/2025 Rev.: 03 - 10/30/2025 POL-0016-G PUBLIC • Indicate and conduct periodic anti-corruption training for members of Key Management Personnel, Employees, and, when appropriate, Third Parties. • Investigate and report suspicious situations or possible violations of this Policy to the competent governance bodies, including Vale's Board of Directors. • Provide transparency on the Company's anti-corruption actions through the Ethics & Compliance Program Report available on Vale's website. • Clarify any doubts regarding the rules set forth in this Policy. • Ensure that the members of the Corporate Integrity have independence and appropriate resources to conduct the Company's Ethics & Compliance Program. Executive Committee: • Evaluate and propose to the Board of Directors this Policy and its amendments. Executive Vice-Presidency of Finance and Investor Relations: • Evaluate this Policy and any need for adjustment prior to its submission to the governance bodies. • Monitor the execution of the training plan on this Policy, reporting its results to the Executive Committee and the Audit and Compliance Department, at least annually. • Maintain books, records and accounting accounts that clearly and transparently reflect the transactions carried out, as well as a system of internal controls that provides reasonable comfort that all transactions are carried out with proper authorization, documentation, accuracy and transparency. Executive Vice-Presidency of Legal Affairs: • Evaluate this Policy and any proposed changes, guiding all instances involved on applicable legal aspects. Corporate Governance Office: • Evaluate this Policy and any need for adjustment prior to its submission to the governance bodies. • Monitor the deadlines and needs for revision of this Policy, ensuring the timeliness of the processes and procedures between the Executive Committee, the competent Advisory Committees and the Board of Directors. 8. Disclosure and Dissemination This Policy will be filed and published by the Executive Vice-Presidency of Finance and Investor Relations, in Vale's official repositories in service to the internal and external public, as applicable, and the Audit and Compliance Department will be responsible for promoting the dissemination of this Policy. 9. Policy Review Deadline This Policy must be revised within a maximum period of five (5) years, or whenever necessary, in order to keep its content up to date. 10. Consequence Management Vale's Whistleblower Channel can be used by anyone, inside or outside the company, who wants to report a suspicion of violation of our Code of Conduct and the guidelines of this Policy. Failure to comply with the rules of this Policy will be subject to the consequences provided for in the Misconduct Management Policy, "POL-0041-G". Violations of anti-corruption and anti-bribery laws may subject the violator and Vale and its subsidiaries, and non-business entities wholly or partially owned by Vale to civil and/or criminal penalties, including fines and imprisonment. Vale treats these risks with the utmost seriousness and requires all members of Key Management Personnel, Employees and Third Parties to do the same. Violations of the prohibitions of this Anti-Corruption Policy, or of any anti-corruption or anti-bribery laws by Third Parties, may result in the termination of the business relationship with this party and other consequences provided for by law. - 7 of 7 - Anti-Corruption Policy DCA 028/2025 Rev.: 03 - 10/30/2025 POL-0016-G PUBLIC 10. Final Provisions In the event of any conflict between this Policy and Vale's Bylaws, the latter shall prevail, and this Policy shall be amended to the extent necessary. This Policy shall be effective on the date of its approval by the Board of Directors. 11. Approvals Areas: Description: Audit and Compliance Department. Elaboration Controllership, Tax and Accounting Department. Review/Recommendation Corporate Governance Office Review/Recommendation Executive Vice-Presidency of Legal Affairs. Review/Recommendation. Audit and Risks Committee. Nomination and Governance Committee. Review/Recommendation. Executive Committee - (DDE - 081/2025). Approval / submission to the Board of Directors. Board of Directors - (DCA - 028/2025). Approval.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 7, 2025		Director of Investor Relations